THE SWISS HELVETIA FUND, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

Press Release – For Immediate Release

New York, New York—February 13, 2014

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced today the final results of its cash tender offer for up to 4,579,480 of its issued and outstanding shares of common stock (the “Offer”) (representing approximately 15% of the Fund’s issued and outstanding shares as of the commencement of the Offer). The Offer expired at 5:00 p.m., Eastern Time, on February 11, 2014.

Based on information provided by The Colbent Corporation, the depository for the Offer, approximately 19,260,691 shares of common stock or approximately 63% of the Fund’s outstanding shares as of the commencement of the Offer were properly tendered, and the Fund has accepted 4,579,480 shares for cash payment at a price equal to $14.93 per share, which represents 95% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading session of the New York Stock Exchange (“NYSE”) on February 12, 2014. As the total number of shares tendered exceeds the number of shares the Fund offered to purchase pursuant to the Offer, on a pro-rated basis, approximately 23.8% of the Fund’s shares tendered by each tendering shareholder were accepted for payment. Following the purchase of the properly tendered shares, the Fund will have approximately 26,557,389 outstanding shares, which includes the approximately 607,001 shares issued by the Fund on January 24, 2014 in payment of previously declared distributions that were paid to stockholders of record on December 17, 2013 in additional shares of the Fund unless such stockholders submitted an election to receive their distributions in cash.

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About The Swiss Helvetia Fund, Inc.

The Fund (www.swz.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges. The Fund may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances.

The Fund is managed by Hottinger Capital Corp. For further information, please contact Rudolf Millisits, President and Chief Executive Officer of Hottinger Capital Corp., at 1-888-SWISS-00 or 1-212-332-2760, 1270 Avenue of the Americas, Suite 400, New York, New York 10020.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to NAV. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above NAV.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.